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                             December 11, 2022

       Jason Fox
       Chief Executive Officer
       Net Lease Office Properties
       One Manhattan West, 395 9th Avenue, 58th Floor
       New York, New York 10001

                                                        Re: Net Lease Office
Properties
                                                            Draft Registration
Statement on Form 10
                                                            CIK No. 0001952976

       Dear Jason Fox:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 - Exhibit 99.1

       Summary, page 1

   1. Please revise page 2 and where appropriate to clarify how you define the term
                                                        "unencumbered," as
compared to unleveraged.
       The Separation and the Distribution
       Separation and Distribution Agreement, page 50

   2. We note your disclosure that the Separation and Distribution Agreement identifies the assets to be
transferred, the liabilities to be assumed and the contracts to be assigned to each of you and WPC as
part of the Separation. Please expand your disclosure to identify and quantify the
material liabilities and obligations to be allocated pursuant to your Separation and
Distribution Agreement and related agreements. In addition, please
 Jason Fox
FirstName LastNameJason
Net Lease Office Properties Fox
Comapany11,
December  NameNet
              2022 Lease Office Properties
December
Page 2    11, 2022 Page 2
FirstName LastName
         revise to briefly describe these liabilities and obligations in the summary.
3. We note your disclosure on page 52 that the Separation and Distribution Agreement will
         contain provisions that govern your and WPC   s responsibility for
costs and expenses
         incurred prior to the Distribution Date in connection with the Separation and the
         Distribution. Please quantify the anticipated costs in connection with the spin-off and describe how these costs will be allocated. Please also revise your summary disclosure to briefly describe these arrangements.
Tax Matters Agreement, page 54

4. Please expand your disclosure here or elsewhere in the filing to discuss the material terms of the tax matters agreement.
Management's Discussion and Analysis, page 69

5. We note the statement on page 75 regarding the positive impact on rent collections as
         "businesses recovered from the effects of the COVID-19 pandemic." However, you do not clarify whether or how the COVID-19 pandemic has materially impacted the results of operations. We also note the discussion on page 24 of potential impacts of increasing remote work practices on your results of operations. Please revise
         Management's Discussion and Analysis to describe known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. Additionally, we note the statement in the letter to stockholders that the spinoff is expected to allow NLO to "better assess the distinctive merits, performance and future prospects" of the office properties business as compared to the business of WPC. What are the merits, performance measures and future prospects of the office properties business? In addition to the COVID-19 pandemic and remote work trends, it is unclear to what extent increased interest rates have had or you reasonably expect will have a material impact on your results of operations. With a view to disclosure, advise us of the key performance indicators management uses to manage the business. Please revise accordingly. Refer to Item 303(a) of Regulation S-K and Release
         No. 33-8350.
6. Please revise the portfolio table on page 71 to include annual changes to ABR, number of properties, total square footage and other material metrics, or advise us why you believe the disclosure is not material.
Liquidity and Capital Resources, page 75

7. We note that you expect to enter into the NLO Credit Facility and it appears that you will disclose the amount to be available under this facility. Please advise us if the terms of the revolving credit facility will be finalized and disclosed prior to the Distribution. As examples of terms to be disclosed, please clarify amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms. Also, discuss the extent to which financial covenants may restrict your ability to incur additional
 Jason Fox
Net Lease Office Properties
December 11, 2022
Page 3
      debt to finance uses in the next 12 months, if applicable.
Financial Statements Net Least Office Properties Predecessor
Note 13. Subsequent Events, page F-26

8. Please tell us whether the eight properties acquired by the Net Lease Office Properties
      Predecessor are significant to the Predecessor in accordance with Rule 3-14 of Regulation
      S-X and provide the related financial statements if applicable. In your response please tell us the investment in each property used to calculate significance.
General

9. We note your disclosure on page 37 that the terms of your key agreements and the agreements related to your separation from WPC, including the separation and advisory
      agreements, may not reflect terms that would have resulted from arm   s
length negotiations
      among unaffiliated third parties. Please revise the background, Certain Relationships or where appropriate to explain how it was decided to explore the separation of the office assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the ancillary agreements, and the amounts under the NLO Credit
      Facility that are expected to be distributed to WPC in accordance with the Separation and
      Distribution Agreement.
10. We note multiple sections of your disclosure regarding your management including the terms of your advisory agreements, asset management fees, management and principal shareholder disclosure is yet to be provided. We may have further comment following the review of such disclosure.
11. Please disclose where appropriate when you will elect to be treated as a REIT.
       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameJason Fox
                                                            Division of
Corporation Finance
Comapany NameNet Lease Office Properties
                                                            Office of Real
Estate & Construction
December 11, 2022 Page 3
cc:       Darren Guttenberg
FirstName LastName